November 5, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:              Mark C. Shannon
Branch Chief

Dear Sir:

Re:	Baytex Energy Trust (the "Trust") – Form 40-F for Fiscal Year Ended December 31, 2009 and Form 6-K dated March 19, 2010 (File No. 1-32754)

In response to your letter of October 26, 2010, we wish to advise as follows.  For ease of reference, we have reproduced your comments in this letter.

Comment #1 (Form 40-F for Fiscal Year Ended December 31, 2009):

We note that Exhibit's 99.2 and 99.3, which relate to the Audited Consolidated Financial Statements and Management's Discussion and Analysis, respectively, are incorporated by reference from a Form 6-K furnished on March 19, 2010.  General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. Information submitted on Form 6-K is considered furnished but not filed. Please amend your Form 40-F to attach and file your Consolidated Financial Statements and Management's Discussion and Analysis as exhibits.  You may also refer to Rule 303(b) of Regulation S-T and Rule 12b-23 of the Exchange Act.

Response:

The Trust will file an amendment to its Form 40-F to include as exhibits its Audited Consolidated Financial Statements for the years ended December 31, 2009 and 2008 and Management's Discussion and Analysis for the year ended December 31, 2009.

Comment #2 (Form 6-K dated March 19, 2010):

The reports from your independent registered chartered accountant on your consolidated financial statements and your internal controls over financial reporting do not identify who is the chartered accountant.  Please obtain and file revised reports that identify the independent registered chartered accountant.

Response:

The following reports of the Trust's independent registered chartered accountant, which will form part of an exhibit to the amendment to the Form 40-F, will contain the name of the independent registered chartered accountant:

(a)
the Report of Independent Registered Chartered Accountants on the consolidated balance sheets as at December 31, 2009 and 2008 and the consolidated statements of income and comprehensive income, deficit and cash flows for the years then ended;

(b)	the Comments by the Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference; and

(c)	the Report of Independent Registered Chartered Accountants on the effectiveness of the internal control over financial reporting as of December 31, 2009.

On behalf of the Baytex Energy Ltd., the administrator of the Trust, I hereby acknowledge that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2009;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses adequately address your comments.  If you have any further questions related to this matter, please call me at 587.952.3120.

Yours truly,

Baytex Energy Ltd.,
as administrator of Baytex Energy Trust

/s/ W. Derek Aylesworth

W. Derek Aylesworth
Chief Financial Officer